MICHAEL A. RAMIREZ

Attorney

Law Department

Phone: 402-574-3128

Fax: 949-219-3706

Michael.Ramirez@pacificlife.com

February 10, 2021

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Separate Account A of Pacific Life Insurance Company (811-08946)
Initial Registration Statement on Form N-4; Pacific Quest Variable Annuity
File No. 333-250190

Separate Account A of Pacific Life & Annuity Company (811-09203)
Initial Registration Statement on Form N-4; Pacific Quest Variable Annuity
File No. 333-250191

Dear Ms. Choo:

On behalf of Pacific Life Insurance Company (“Pacific Life”), Separate Account A of Pacific Life (811-08946), Pacific Life & Annuity Company (“PLA”), and Separate Account A of PLA (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to Staff comments dated January 15, 2021, received in connection with the above referenced Initial Registration Statements on Form N-4, filed November 19, 2020. All disclosure changes included in this response will be made to all registration statements referenced above, as applicable, by pre-effective amendment.

GENERAL

1.	Staff Comment: Our comments are made with respect to the PLIC Registration Statement and reference page numbers in that registration statement. Unless otherwise specified, please apply these comments to the parallel disclosure in the PLAC Registration Statement.

Response: We confirm that any Staff Comments and subsequent edits will be made to the PLAC Registration Statement as applicable.

2.	Staff Comment: Please confirm that Portfolio expense figures and date references will be updated as necessary and all missing information, including all exhibits and financial statements, will be filed in

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February 10, 2021

pre-effective amendments to the registration statements. We may have additional comments on such portions when you complete them in the pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in the pre-effective amendments.

Response: We hereby confirm that we will update any pertinent information and any additional exhibits will be included and filed via pre-effective amendment to the registration statements.

3.	Staff Comment: Where a comment is made with regard to disclosure in one location of a registration statement, it is applicable to all similar disclosure appearing elsewhere in the registration statement. In particular, to the extent applicable, all comments relating to: (i) the Future Income Generator (“FIG”) (Single) rider apply to the FIG (Joint) rider; (ii) the CoreIncome Advantage Select (“Core”) (Single) rider apply to the Core (Joint) rider; (iii) the FIG (Single) rider apply to the Core (Single) rider; and (iv) the FIG (Joint) rider apply to the Core (Joint) rider.

Response: We confirm that we will carry over edits of disclosure to other applicable sections of the Prospectus.

4.	Staff Comment: Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any contract features or benefits, or whether each Company will be solely responsible for any benefits or features associated with the Contracts issued by its separate accounts.

Response: Other than reinsurance contracts, we hereby confirm that there are no third-party support agreements; the Company is primarily responsible for paying out any guarantees associated with the Policies.

PROSPECTUS SUPPLEMENT

5.	Staff Comment: The end of the Prospectus Supplement advises investors to speak with their Schwab investment professional. If the Contract will not be marketed exclusively to Schwab clients, delete this reference. Otherwise, please make clear in the disclosure here and on the cover of the prospectus that this Contract is only available for Schwab clients.

Response: We removed the reference from the Rate Sheet Prospectus Supplement accordingly.

PROSPECTUS

Prospectus Cover

6.	Staff Comment: Please add the following, or substantively similar disclosure, immediately after the first sentence on the Prospectus cover page:

The contracts offer various optional living and death benefit riders for an additional cost. The living benefit riders vary in terms of the age that the Owner must be before the benefits become payable and other terms. Work with your financial professional to determine which benefits are best suited to your financial needs. [Insert cross references to the appropriate discussions in the Prospectus.]

Response: We added the requested disclosure and cross-reference to the Prospectus.

Ms. Yoon Choo
February 10, 2021

General

7.	Staff Comment: Headings and subheadings in the Prospectus may be difficult for some readers to locate because of the absence of spaces before and after such items to set them off, inconsistent formatting at the same heading or subheading level and because they are often in the same font size as the text they introduce. Please reformat the Prospectus to clearly set off headings and subheadings, ensure that the same levels of headings and subheadings are formatted consistently, and that headings and subheadings are made more prominent for easier reference.

Response: We confirm that we reviewed the consistency of headings in the Prospectuses and updated as necessary.

Table of Contents

8.	Staff Comment: Some of the headings/subheadings and page number references in the Table of Contents do not match the headings/subheadings and page numbers of the text of the Prospectus (e.g., the heading “Charges, Fees and Deductions -- page 14 in the Table of Contents is labelled “Fees and Expenses” and appears on page 13 of the Prospectus). Please reconcile the Table of Contents and Prospectus headings as necessary.

Response: Thank you for notifying us of the discrepancies. We reviewed and updated the headings and Table of Contents in the Prospectus as appropriate.

Overview

Investments (“Purchase Payments”) (p. 8)

9.	Staff Comment: The second paragraph of this section alternately references both “riders” and “living benefit riders” when discussing restrictions on additional Purchase Payments. Please clarify in the disclosure whether the Company reserves the right to restrict additional Purchase Payments on all riders, including death benefit riders, or only the living benefit riders. If the restrictions also apply to the death benefit riders, please revise the disclosure and also address the effect on the death benefit riders if additional Purchase Payments are restricted. Please make corresponding changes to the parallel disclosure under “Optional Riders” on page 10 and “Making Additional Purchase Payments” on page 24.

Response: We removed the reference to restricting purchase payments on “any other living benefit rider” to clarify that the restriction applies to any rider as well as to conform this paragraph to other similar paragraphs in the Prospectus.

Transferring Among Investment Options (p. 9)

10.	Staff Comment: The transfer restrictions are alternately disclosed as “[o]nly 2 transfers in any calendar month may involve any of the following Investment Options” and “[o]nly 2 transfers into or out of each of the following Investment Options may occur in any calendar month”. If there is a substantive distinction between the two statements, please revise the disclosure to make the distinction clearer. If the transfer restrictions are identical, please conform the disclosure. Please make corresponding changes to the parallel disclosure under “Transfers and Market- timing Restrictions” on pages 26-27.

Response: The first set of investment options has a 2-transfer limit for any transfers in or out of the group as an aggregate—a transfer involving any of the investment options count towards the 2-transfer

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February 10, 2021

limit. The second set of investment options has a 2-transfer limit per each listed investment option in the group. We respectfully believe that the explanation following each different transaction limit bullet is the most basic description of the distinction between the two groups and additionally both have an example of how the transfer limit functionally works should there be a question of the two groups of Investment Options.

Optional Riders (pp. 10-12)

11.	Staff Comment: The first sentence of this section, states that all of the optional riders “may be discontinued for purchase at any time without prior notice.” We note that the death benefit riders and the FIG riders must be purchased at Contract issue. Therefore, until the Prospectus is amended to delete these riders, they must continue to be offered. Please delete the quoted language throughout. With respect to the Core rider, the Company must amend the Prospectus before it can discontinue Core rider purchases at Contract Anniversaries. The Company may reserve its right to discontinue Core rider purchases at Contract Anniversaries, provided that the disclosure notes that the Prospectus will be amended prior to eliminating such rights. Please make corresponding changes under “Optional Death Benefit Riders” on page 41 and elsewhere that similar disclosure may appear.

Response: We deleted references to discontinuing riders for purchase “without prior notice” and further added disclosure throughout the Prospectus informing both potential and current customers that the Prospectus will be amended if any rider is no longer offered for purchase.

12.	Staff Comment: Similar to your disclosure relating to the Optional Living Benefit Riders on page 11, prior to the summary discussion of the optional death benefit riders, please add an introduction (with an appropriate subheading) stating that death benefit riders are available through this Contract for an additional cost and that the following is a list of death benefit riders currently available.

Response: We added the requested disclosure for optional death benefit riders accordingly.

13.	Staff Comment: Please add the following at the beginning of the discussion of the Stepped-Up Death Benefit on page 11: “This rider is not available for Contracts issued in California. See Return of Purchase Payments Death Benefit II below for Contracts issued in California.”

Response: We made the requested modification.

Optional Living Benefit Riders (pp. 11-12)

14.	Staff Comment: The introductory discussion of the living benefit riders states that “[t]he riders have the same basic structure with differences in the percentage that may be withdrawn each year and how long the withdrawals may last (for example, for a single life or for joint lives).” We note that the riders have different annual charges and different ages at which guaranteed minimum withdrawals begin. The FIG riders include an Annual Credit feature and permit owner- elected resets that the Core riders do not. The Core single and joint riders may be exchanged for one another on any Contract Anniversary (if then available) while the FIG riders cannot. In addition, the Core single rider permits a surviving spouse to continue the rider while the FIG single rider does not. In light of these differences, please revise the foregoing statement. Please make corresponding changes to the parallel disclosure in the introductory paragraph to “Guaranteed Minimum Withdrawal Benefit” on pages 48-49.

Response: We updated the disclosure accordingly. However, we note that the CoreIncome Advantage Select (Single) rider does not allow for spousal continuation and therefore was not included with the update.

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February 10, 2021

15.	Staff Comment: In the same paragraph, please include the age at which guaranteed minimum withdrawals begin under each rider.

Response: We included the requested modification.

Fees and Expenses (pp. 13-14)

16.	Staff Comment: In the discussion following the Periodic Expenses table on page 13, for clarity please disclose whether the Death Benefit Rider Charge will continue after the Annuity Date.

Response: We included the following statement to this discussion:

“If you purchased an optional Death Benefit Rider, the charge will not continue after the Annuity Date, regardless of whether fixed or variable annuity payments are elected.”

Examples (p. 16)

17.	Staff Comment: The introduction to the examples states that “[t]he minimum amounts do not include an optional death benefit rider.” Please also state, if accurate, that the minimum amounts also do not include a living benefit rider.”

Response: We made the requested modification.

Your Investment Options

Your Fixed Option (p. 23)

18.	Staff Comment: Please state whether or not investor can invest in the Fixed Option if he/she elects a living benefit rider.

Response: We included the following new disclosure and cross-reference to the appropriate sections of the Prospectus for more information:

“You may also use the DCA Plus program, which invests in the DCA Plus Fixed Option, to transfer amounts to the Allowable Investment Options to qualify for certain living benefit riders offered under your Contract. See LIVING BENEFIT RIDERS – Allowable Investment Options subsection and THE GENERAL ACCOUNT.”

Purchasing Your Contract

How to Apply for Your Contract (p. 24)

19.	Staff Comment: The second paragraph of this section states that an investor may purchase a Contract by exchanging his/her existing annuity. Please add the following disclosure, or substantively similar disclosure, to this discussion:

Some investment professionals may have a financial incentive to offer you this Contract in place of the one you already own. You should only exchange your existing contract for this Contract if you determine, after comparing the features, fees, and risks of both contracts, that it is preferable for you to purchase this Contract rather than continue your existing contract.

Ms. Yoon Choo
February 10, 2021

Response: We added the above requested disclosure, modifying only “investment professionals” with “financial professionals” as used throughout the Prospectus.

How Your Purchase Payments Are Allocated

Choosing your Investment Options (p.25)

20.	Staff Comment: Please state in the first paragraph of this section that if a living benefit rider is purchased, an Owner’s entire Contract Value must be allocated to the Investment Options the Company makes available for the living benefit riders.

Response: We included the following disclosure in the first paragraph of the referenced section:

“If you purchased an optional living benefit rider, you must allocate your entire Contract Value to the allowable Investment Options made available for these riders. You may also use the DCA Plus program to transfer amounts to allowable Investment Options.”

Transfers and Market-timing Restrictions—Transfers (p. 26)

21.	Staff Comment: Please qualify the statement below to reflect that if a living benefit rider is purchased, Contract Value allocated to a living benefit rider may be allocated only to the Investment Options the Company makes available for such riders and provide a cross reference to the section disclosing the investment options available under the riders:

Once your Purchase Payments are allocated to the Investment Options you selected, you may transfer your Account Value from any Investment Option to any other Investment Option.

Response: We included the following disclosure to qualify the referred statement:

“If you purchased an optional living benefit rider, you may only transfer your Account Value to an allowable Investment Option made available for the riders or your rider will terminate. See the LIVING BENEFIT RIDERS – Investment Allocation Requirements subsection.”

Charges, Fees and Deductions

Withdrawal Charge (pp. 29-30)

22.	Staff Comment: If accurate, please revise to explain that the term “surrender charge period” in the following sentence means Purchase Payments that are still subject to a Withdrawal Charge:

We also account for any eligible Purchase Payments that are still in the surrender charge period that may be withdrawn without incurring a withdrawal charge (e.g. free 10%).

Response: We included the following explanatory statement to the referenced sentence (new language is underlined):

“We also account for any eligible Purchase Payments that are still in the surrender charge period—the period in which a Purchase Payment is still subject to a Withdrawal Charge—that may be withdrawn without incurring a withdrawal charge (e.g. free 10%).”

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February 10, 2021

Mortality and Expense Risk Charge (pp. 30-31)

23.	Staff Comment: So that investors may easily locate the disclosure, please add a reference to the Optional Death Benefit Rider charges in the heading for this subsection.

Response: We added the reference to Optional Death Benefit Rider charge to the subsection heading and updated references throughout the Prospectus.

Living Benefit Rider Charges—CoreIncome Advantage Select (Single and Joint) (p. 33)

24.	Staff Comment: The last paragraph of this section states, “[o]nce your Contract Value is zero, the Rider annual charge will no longer be deducted.” Please specify whether deductions will stop in the quarter during which the Contract Value is reduced to zero or the following quarter.

Response: The disclosure was added to conform with previous disclosure in the section to clarify that the rider annual charge for these riders will no longer be deducted once the Contract Value is reduced to zero “beginning the quarter after the Contract Value is zero.”

Fund Expenses (p. 34)

25.	Staff Comment: Please explain in the second paragraph of this section that “two tiered level of expenses” means that a fund-of-funds portfolio will pay a proportional share of the fees and expenses of the underlying funds in which it invests, in addition to its own fees; and, as a result, an investor will be subject to two layers of fees with respect to investments in the fund-of-funds portfolio.

Response: We included the requested explanation to this section (new language underlined):

“Expenses of fund of funds Investment Options may be higher than non fund of funds Investment Options due to the two tiered level of expenses involving both the fund-of-fund portfolio’s fees and expenses as well as the proportional share of the fees and expenses of the underlying funds in which the fund-of-fund portfolio invests.”

Annuitization

Annuity Options (p. 36)

26.	Staff Comment: For the annuity options listed in this section please clarify, if true, that both fixed and variable payouts are available for each option. In this regard, see the discussion under “Other Annuity Options.”

Response: We included a statement in the introduction to the Annuity Options subsection to inform that fixed or variable payment options are available with the four annuity options discussed immediately below.

27.	Staff Comment: The Company states under “Joint and Survivor Life” that “[i]f one or both Annuitants die prior to the first payment the death benefit would be calculated as described under the Death Benefits and Optional Death Benefit Riders section of the Prospectus and no annuity payment would be made.” Please supplementally confirm that the Contract Value cannot be annuitized if any Annuitant dies prior to the first annuity payment. This comment also applies to the parallel disclosure under “Joint Life With Period Certain (fixed or variable)”. If the statement in “Joint Life With Period Certain (fixed or variable)” is accurate and will be retained, please add “and no annuity payment would be made” to

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the end of the relevant sentence.

Response: We confirm that under the Joint and Survivor Life and Joint Life with Period Certain annuity options, the Contract Value could not be annuitized if one or both of the annuitants died prior to the first payment. We included the requested clarification to this effect to the Joint Life with Period Certain annuity option.

Other Annuity Options (pp. 37-38)

28.	Staff Comment: For annuity options 1-4 discussed in this section, please indicate when annuitization becomes effective and what would happen if the Annuitant(s) pass(es) away (i) prior to the first payment or (ii) after the first payment has processed.

Response: We included the following language (with slight variation depending on single or joint life) to each annuity option listed in the Other Annuity Options subsection:

“Annuitization becomes effective when the first payment is processed. If one or both Annuitants die prior to the first payment the death benefit would be calculated as described under the DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS section of the Prospectus and no annuity payment would be made.”

29.	Staff Comment: The Company uses the terms “Joint and Survivor Life” and “Joint Life” throughout the Prospectus. If there are no differences between these terms, please select one term and use it consistently throughout the Prospectus. Otherwise, please explain in the Prospectus the material differences between these terms under the Contract, the riders and for purposes of choosing annuity options.

Response: We reviewed the use of each term throughout the Prospectus and made the terms consistent as appropriate (e.g., when referring to a specific annuitization option in the rider sections). However, the terms “Joint and Survivor Life” and “Joint Life” have different meanings and purposes in the Prospectus. “Joint and Survivor Life” refers to a specific annuitization option available under the Contract. “Joint Life” may be used to refer to the joint version of certain riders available under the Contract, a calculation of life expectancy for two persons, or used within the name of a specific annuity option (e.g., Joint Life with Period Certain). Since the meaning of the terms are specific to the context, we believe that an attempt to use a single term or to insert definitions to encompass all the varied uses outside of their context would confuse customers.

Optional Death Benefit Riders

30.	Staff Comment: Please disclose in the introduction to this section whether the Company reserves the right to reject or restrict, at its discretion, any additional Purchase Payments for a death benefit rider and whether it will provide advance notice of any such restrictions.

Response: We included the following disclosure to the introduction as requested:

“We reserve the right to reject or restrict, at our discretion, any additional Purchase Payments for a rider. If we decide to no longer accept Purchase Payments for any rider, we will not accept subsequent Purchase Payments for your Contract and you will not be able to increase your Contract Value. We may reject or restrict additional Purchase Payments to help protect our ability to provide the guarantees under these riders (for example, changes in current economic factors or general market conditions). If we decide to no longer accept Purchase Payments, we will

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provide at least 30 calendar days advance written notice. See the Subsequent Purchase Payments subsection of the riders for additional information.”

Return of Purchase Payments Death Benefit and Return of Purchase Payments Death II (pp. 41-42) and Stepped-Up Death Benefit (pp. 42-44) and Stepped-Up Death Benefit II (pp. 44-45)

31.	Staff Comment: Under the definition of “Total Adjusted Purchase Payments” for each rider please explain in plain English what “compliant withdrawals under the withdrawal benefit rider” means.

Response: We deleted the word “compliant” from the sentence to indicate that any withdrawals may affect the Total Adjusted Purchase Payments.

32.	Staff Comment: Under the definition of “Pro Rata Reduction” for each rider the Company states that “[t]he reduction made, when the Contract Value is less than the sum of all Purchase Payments made into the Contract, may be greater than the actual amount withdrawn.” Please supplementally confirm that the reference to “the sum of all Purchase Payments” in this statement is correct and should not instead reference the Total Adjusted Purchase Payment amount immediately prior to the withdrawal.

Response: We modified the disclosure to reference the “Total Adjusted Purchase Payments” rather than the sum of all Purchase Payments.

33.	Staff Comment: In the “Termination” subsection of each rider, the disclosure states that the rider will remain in effect until the earlier of “a full withdrawal of the amount available for withdrawal is made under the Contract”. Please revise this disclosure in plain English so that a reader understands what kind of withdrawal will terminate the rider. Please make conforming changes to all parallel disclosure.

Response: We revised the disclosure to state that the rider will terminate on the date a withdrawal reduces the Contract Value to zero.

Stepped-Up Death Benefit (pp. 42-44) and Stepped-Up Death Benefit II (pp. 44-45)

34.	Staff Comment: Please remove the underlined portion of the following sentence which appears on each of pages 43 and 44. The underlined disclosure is made previously and may impede understanding of the sentence by suggesting that the rider can be purchased at a time other than at initial purchase:

If you purchase this Rider at the time your application is completed, upon the death of any Owner (or any Annuitant in the case of a Non-Natural Owner), prior to the Annuity Date, the death benefit proceeds will be equal to the greater of (a) or (b) below:

Response: Thank you for bringing this to our attention. We made sure this portion of the sentence is not underlined or otherwise emphasized.

35.	Staff Comment: In the discussion of Owner Change on page 43, the Company states that if there is an Owner change under the circumstances described in that section, including an Owner change to someone other than the previous Owner’s spouse, the “Guaranteed Minimum Death Benefit Amount will be reset to equal the Total Adjusted Purchase Payments amount (under the Death Benefit Amount) on the effective date of the Owner change”. The example on page 119 states that during Contract Year 5 the Owner changes to someone other than the previous Owner’s spouse, the “Total Adjusted Purchase Payments on the effective date of the Owner change (the “Change Date”) will be reset to equal the lesser of the Contract Value as of the Change Date or the Total Adjusted Purchase Payments as of the

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Change Date. . . . [and the]Guaranteed Minimum (Stepped-Up) Death Benefit Amount will be reset to equal the Total Adjusted Purchase Payments amount … as of the Change Date.” Please reconcile the discrepancy in the calculation of the Guaranteed Minimum Death Benefit Amount.

Response: The difference in each section is attributable to further explanation of how the Total Adjusted Purchase Payments will be calculated in the described Owner change rather than a discrepancy of actual amount calculated. However, we included the additional explanation of how the Total Adjusted Purchase Payment is calculated in the example to the relevant subsection as follows (new text underlined):

“If there is an Owner change to someone other than the previous Owner’s spouse, to a Trust or non-natural entity where the Owner and Annuitant are not the same person prior to the Owner change, or if an Owner is added that is not the Owner’s spouse, the Guaranteed Minimum Death Benefit Amount will be reset to equal the Total Adjusted Purchase Payments amount (under the Death Benefit Amount) on the effective date of the Owner change (the “Change Date”), which is equal to the lesser of the Contract Value as of the Change Date or the Total Adjusted Purchase Payments as of the Change Date.”

36.	Staff Comment: In the discussion of Owner Change on page 43, the Company states that “[o]n each Contract Anniversary after the Change Date … we recalculate the Death Benefit Amount for each Milestone Date and set it equal to the greater of: the Contract Value on that Contract Anniversary, or the Total Adjusted Purchase Payments on the Change Date.” Please supplementally confirm that the reference to “Change Date” in the prior sentence should not be a reference to “that Contract Anniversary”.

Response: We confirm that the use of “Change Date” in the identified sentence is correct.

37.	Staff Comment: For the Stepped-Up Death Benefit rider, please disclose what the death benefit proceeds will be if any Owner (or Annuitant in the case of a Non-Natural Owner) dies prior to the first Milestone Date and prior to the Annuity Date.

Response: We included the following disclosure to describe the death benefit in the above situation:

“If the death of any Owner (or Annuitant in the case of a Non-Natural Owner) occurs before the first Milestone Date and before the Annuity Date, the death benefit proceeds will be equal to the Death Benefit Amount as of the Notice Date and the Guaranteed Minimum Death Benefit Amount will not apply.”

Withdrawals

Optional Withdrawals (p. 45)

38.	Staff Comment: The disclosure states “[y]ou may surrender your Contract and make a full withdrawal at any time after the right to cancel period.” Since the Contract may be surrendered and a full withdrawal made during the right to cancel period, please delete “after the right to cancel period” from the sentence.

Response: We made the requested modification.

39.	Staff Comment: The disclosure states that “partial withdrawals from any fixed option in any Contract Year may be subject to restrictions.” Please disclose these restrictions or provide a cross reference to the

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applicable disclosure in the Prospectus.

Response: We added a cross-reference to the applicable sections of the Prospectus.

40.	Staff Comment: The disclosure includes a cross reference to “The General Account”. Please supplementally confirm that the cross reference is in the proper location. Please also add a statement as to the purpose of the cross reference.

Response: We updated this cross-reference to the HOW YOUR PURCHASE PAYMENTS ARE ALLOCATED – Transfers and Market-timing Restrictions subsection of the Prospectus in addition to the reference to THE GENERAL ACCOUNT, which also contains relevant disclosure.

Amount Available for Withdrawal (p. 45)

41.	Staff Comment: The Company states that “[i]f you own living benefit riders, taking a withdrawal before a certain age or a withdrawal that is greater than the allowed annual withdrawal amount under a rider, may result in adverse consequences such as a reduction in rider benefits or the failure to receive lifetime withdrawals under the rider.” Please add that such withdrawals may also terminate the rider.

Response: We made the requested modification.

Withdrawals Free of a Withdrawal Charge (pp. 45-46)

42.	Staff Comment: The Company states that “[f]or purposes of determining the free withdrawal amounts, withdrawal of mandatory required minimums from certain Qualified Plans are included within the calculations.” Please revise this statement in plain English (i.e., withdrawals of mandatory required minimums from certain Qualified Plans are counted towards the free withdrawal amount for a Contract Year). Please disclose whether withdrawal of the maximum annual withdrawal amount allowed under a living benefit rider is counted towards the free withdrawal amount for a Contract Year.

Response: We updated the referred disclosure to the following:

“Withdrawals of mandatory required minimums from certain Qualified Plans and the maximum annual withdrawal amount allowed under a living benefit rider count towards the calculation of the free withdrawal amount for a Contract Year.”

Effective Date of Withdrawal Requests (p. 47)

43.	Staff Comment: The Company states: “[w]ithdrawal requests we receive before the close of the New York Stock Exchange, which usually closes at 4:00 p.m. Eastern time, will be effective at the end of the same Business Day that we receive them In Proper Form unless the transaction or event is scheduled to occur on another Business Day.” Please supplementally explain what is meant by the italicized portion of the preceding statement and how it is consistent with the requirements of Rule 22c-1 under the Investment Company Act of 1940.

Response: The italicized language above refers to the ability of a Contract Owner to schedule regularly occurring (not one-time future) transactions involving their Contract Value and is consistent with Rule 22c-1. Rule 22c-1 of the Investment Company Act requires an insurance company to price any transactions involving separate account assets, including a withdrawal request, as of the close of business on the day a Contract Owner requests a transaction involving his or her Contract. While Pacific Life prices transactions on the same business day the request is received, Pacific Life also

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allows customers to pre-authorize withdrawals from their Contract Value on a scheduled, periodic basis of their choosing. Limiting the Contract Owner to transactions only on the same day they notify the insurance company would interfere with the Contract Owner’s ability to manage their Contract given the Contracts’ primary use for long-term planning. Pre-authorized, scheduled transactions allow predictability for Contract Owners in accessing their Contracts’ benefits. Additionally, the insurance company would be required to disregard Contract Owner requests to schedule regularly-occurring withdrawals and effect the withdrawal either the day the Contract Owner notifies the insurance company of the future intent to take a withdrawal or require them to contact the company for every withdrawal on the same day they want a withdrawal. In other words, an insurance company may be required to make decisions for the Contract contrary to the wishes of the Contract Owner, which is inconsistent with independence requirements in the management of variable contracts. Here, because the value of the separate account assets will be applied to the transaction as of the close of business on the day which the Contract Owner scheduled their regularly occurring transaction, this policy is consistent with Rule 22c-1.

Right to Cancel (“Free Look”) (p. 47)

44.	Staff Comment: If accurate, please add “plus any amounts deducted as Contract fees and charges” to the end of the following sentence “[i]n addition, if your Contract was issued as an IRA and you return your Contract within 7 calendar days after you receive it, we will return the greater of your Purchase Payments (less any withdrawals made) or the Contract Value.”

Response: We included the requested disclosure to this sentence.

45.	Staff Comment: The disclosure states that “[i]f state law requires that your Purchase Payments must be allocated to Investment Options different than you requested, we will comply with state requirements and your Purchase Payments will be held in the Fidelity VIP Government Money Market.” Please either (i) revise the disclosure to cover only situations where state law requires a return of premium or (ii) explain the basis for the statement “if state law requires that your Purchase Payments must be allocated to Investment Options different than you requested.”

Response: We added an explanation for the state law requirement that a purchase payment be allocated to the Fidelity VIP Government Money Market.

Living Benefit Riders

General Information (pp. 47-48)

46.	Staff Comment: The Company states that “[n]o riders may be purchased after the Contract date.” Please revise this disclosure to reflect that the Core riders may be purchased on the Contract date and at any Contract Anniversary (if then available).

Response: We deleted this statement from the Prospectus.

47.	Staff Comment: In the comparison table on page 48 please add, if true, (i) under “Guaranteed Withdrawal Percentage” -- “Before Age 59 ½ -- 0%” to the FIG rider column; (ii) “(youngest Designated Life for Joint rider)” or similar language to both columns under “Age Lifetime Withdrawals Begin”; and (iii) line items for “Exchanges Between the Single and Joint Riders,” “Spousal Continuation of a Single Rider” and “Termination by Request”.

Response: We included the requested disclosure in the withdrawal benefit rider comparison table.

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48.	Staff Comment: The Company states that “[t]aking a withdrawal before a certain age or a withdrawal that is greater than the annual withdrawal amount (“excess withdrawal”) under a particular Rider may result in adverse consequences such as a permanent reduction in optional Rider benefits or the failure to receive lifetime withdrawals under a Rider.” Please revise “optional Rider benefits” to “Rider benefits” as the former suggests that these are optional features of the Rider (rather than that the purchase of the Rider itself is optional). Please also add that such withdrawals may also terminate the rider.

Response: We made the requested modification to this statement.

Withdrawal Benefit Rider Exchanges (p. 50)

49.	Staff Comment: The Company states that “[g]enerally, if your Contract Value is lower than the Protected Payment Base under your existing Rider, your election to exchange from one rider to another may result in a reduction in the Protected Payment Base and any applicable Protected Payment Amount and Remaining Protected Balance that may be applied.” The term “Remaining Protected Balance” is not discussed in the Prospectus. Please explain the term and its function in the applicable rider structure.

Response: We deleted the referenced term and revised the language to clarify that any un-withdrawn annual Protected Payment Amount under the exchanged rider may not be carried over under the terms of the new rider.

Future Income Generator (Single) and Future Income Generator (Joint) (pp. 50-60)

50.	Staff Comment: To the extent applicable, please revise the disclosure relating to the FIG riders to reflect the changes made in response to Staff comments provided on the Company’s Post-Effective Amendment No. 15 to its registration statement filed on October 23, 2020.

Response: We confirm that the applicable changes to the Future Income Generator (Single and Joint) riders based on previous Staff comments have been inserted into the relevant disclosure for this product.

How the Rider Works

51.	Staff Comment: The Company states on pages 52 and 57 that “you should consult your tax or legal advisor prior to purchasing this Contract and guarantee, the primary benefit of which is guaranteeing withdrawals.” Please replace the reference to “guarantee” in this context with “rider” or “optional rider” in each place it appears.

Response: We updated this reference found in the withdrawal benefit rider sections to “optional rider.”

Depletion of Contract Value

52.	Staff Comment: The Company states on pages 53 and 58 if the Designated Life or youngest Designated Life for a joint rider “is age 59½ or older and the Contract Value was reduced to zero by a withdrawal that did not exceed the Protected Payment Amount (except that an RMD Withdrawal may exceed the Protected Payment Amount), the following will apply …” Please clarify, if accurate, that Contract Value could be reduced to zero through withdrawals (except that an RMD Withdrawal may exceed the Protected Payment Amount), fees or market performance. Please make any applicable changes to the parallel disclosure for the Core riders on pages 62 and 65.

Ms. Yoon Choo
February 10, 2021

Response: We included the requested modification to include fees and market performance may also reduce the Contract Value to zero across the withdrawal benefit rider sections.

Annuitization

53.	Staff Comment: Please bold the following paragraph in each place it appears:

If you annuitize the Contract at any time prior to the maximum Annuity Date specified in your Contract, your annuity payments will be determined in accordance with the terms of your Contract. The Protected Payment Base and Protected Payment Amount under this Rider will not be used in determining any annuity payments and your annuity payments received may be less than the Protected Payment Amount you are entitled to receive for life under the Rider. Work with your financial professional to determine if you should annuitize your Contract before the maximum Annuity Date or stay in the accumulation phase and continue to take withdrawals under the Rider.

Response: We made the requested modification.

CoreIncome Advantage Select (Single) (pp. 60-63) and CoreIncome Advantage Select (Joint) (pp. 63-67)

54.	Staff Comment: For the Core riders, please consider disclosing whether an investor will receive the current Annual Charge Percentage in effect on (i) the date that his/her application is signed or (ii) the Contract issue date.

Response: We added this disclosure as requested to the CHARGES, FEES AND DEDUCTIONS – Living Benefit Rider Charges subsection on page 33 of the Prospectus where the annual charge percentage is discussed for the withdrawal benefit riders.

Definitions

55.	Staff Comment: The last sentence of the definition of “Protected Payment Amount” on page 60 states that “[t]he initial Protected Payment Amount will depend upon the age of the youngest Designated Life.” We note that the Core single rider allows for only a single Annuitant and further that the Protected Payment Amount remains 5.0% of the Protected Payment Base once the Designated Life reaches 65. Please revise this sentence or supplementally explain why it is accurate.

Response: The comment may have referred to the disclosure in the joint version of the rider as the referenced section in the single version appears to correctly state “upon the age of the Designated Life” while the joint version includes the “youngest Designated Life” language referenced. In any case, we will ensure the single version does not include reference to a “youngest Designated Life.”

56.	Staff Comment: The last sentence of the definition of “Protected Payment Amount” on page 64 states that “[t]he initial Protected Payment Amount will depend upon the age of the youngest Designated Life.” We note that the Protected Payment Amount remains the 4.5% of the Protected Payment Base once the youngest Designated Life reaches 65. Please revise this sentence or supplementally explain why it is accurate.

Response: We respectfully believe that there is no contradiction in these statements and the disclosure in this respect is sufficient to inform Contract Owners of the age and percentage that constitute the eligible Protected Payment Amount. Since the initial Protected Payment Amount is

Ms. Yoon Choo
February 10, 2021

based on the age of the youngest Designated Life and the disclosure further informs that the age of 65 must be attained, Contract Owners and potential customers will understand that the youngest Designated Life must reach the age of 65 to receive the 4.5% of the Protected Payment Base which constitutes the Protected Payment Amount.

Termination

57.	Staff Comment: The disclosure states on pages 63 and 67 that the Rider will automatically terminate on the earliest of … the day you exchange this Rider for another withdrawal benefit Rider”. The Company states earlier that “[s]ubject to availability, you may elect to exchange between the CoreIncome Advantage Select (Single) and CoreIncome Advantage Select (Joint) Riders on any Contract Anniversary.” Please except out this exchange from the termination provision.

Response: The disclosure is correct as is. If eligible, an exchange between riders will terminate the existing rider and begin a new rider. For this reason, we note and highlight in the Prospectus that the Protected Payment Base and Protected Payment Amount may be reduced after the exchange since new amounts will be calculated with the new rider.

Sample Calculations

58.	Staff Comment: Please revise the reference on page 67 to the “CoreIncome Advantage Select (Single) Sample Calculations Appendix” to the “CoreIncome Advantage Select (Joint) Sample Calculations Appendix”.

Response: Thank you for signaling this issue. We corrected the disclosure accordingly.

Federal Tax Issues—Qualified Contracts—General Rules (pp. 72-74)

59.	Staff Comment: Please make any necessary updates to the information related to changes in withdrawal requirements resulting from the CARES Act.

Response: We confirm that applicable withdrawal requirements resulting from the CARES Act have been reviewed in the Prospectus.

Distribution Arrangements (p. 80)

60.	Staff Comment: The PLIC and PLAC Registration Statements contain different figures for commissions that may be paid to broker-dealers. Please reconcile the disclosure.

Response: The disclosure of commissions that may be paid to broker-dealers is correct with the different commission payment amounts attributable to their distinct jurisdictions of operation. PLIC disclosure relating to all U.S. states except New York and PLAC disclosure relating to commissions paid in New York only.

State Considerations (pp. 81-85)

61.	Staff Comment: Please add the CT state required material changes discussed elsewhere in the Prospectus to this section so that a CT resident can easily locate the disclosure.

Response: We inserted a reference to the Termination subsections of the CoreIncome Advantage Select (Single and Joint) riders for Connecticut distinctions.

Ms. Yoon Choo
February 10, 2021

Sample Calculations Appendices

Future Income Generator (Single & Joint) Sample Calculations Appendix (pp. 90-99)

62.	Staff Comment: Please revise the Sample Calculations Appendix for the FIG riders to reflect all changes made in response to Staff comments provided on the Company’s Post-Effective Amendment No. 15 to its registration statement filed on October 23, 2020.

Response: We confirm that the edits to the Sample Calculations appendix for the Future Income Generator riders have been updated with previous edits to the applicable registration statements in response to Staff comments.

63.	Staff Comment: In Example #4 which is titled “Withdrawal Exceeding Protected Payment Amount (Including any applicable withdrawal charges or taxes),” the withdrawal amount of $10,000 exceeds to Protected Payment Amount but “[w]ithdrawal charges do not apply as this amount was within the free withdrawal amount.” To illustrate the effect of withdrawal charges on the Contract Value and Protected Payment Amount, please include another example based on the same set of facts, except that the withdrawal exceeds both the Protected Payment Amount and the free withdrawal amount.

Response: We respectfully believe that an additional example would be of limited usefulness to customers and prefer to keep the example as is. In response to a previous Staff comment, we included the statement “(Including any applicable withdrawal charges or taxes)” to inform that the example is calculated using a gross amount. Therefore, a second example would not be substantively different than the current example as it would also be calculated using a gross amount regardless of whether the surrender charge applied. Additionally, a second example that does not show a substantively different concept may lead a customer to conclude that the gross amount calculation is somehow different depending on whether a withdrawal charge would apply, as it would in a gross versus a net calculation.

64.	Staff Comment: In Example #6, please include a column in the table to reflect Contract Values or supplementally explain why inclusion of a Contract Value column would not be useful to investors.

Response: These examples are meant to show only that an RMD Withdrawal that exceeds the Protected Payment Amount allowed under the rider will not adjust the Protected Payment Base while a non-RMD Withdrawal may affect the Protected Payment Base. Adding the Contract Value to the table would make this limited concept more complex in that the customer may question how we arrived at the RMD amounts included in the table, which is distinct from how an RMD affects the Protected Payment Base.

CoreIncome Advantage (Single) Sample Calculations Appendix (pp. 100-105) and CoreIncome Advantage (Joint) Sample Calculations Appendix (pp. 106-112)

65.	Staff Comment: In Example #4 which is titled “Withdrawal Exceeding Protected Payment Amount,” the withdrawal amount of $30,000 exceeds both the Protected Payment Amount and the free withdrawal amount. Please revise (i) the title of the example to reflect applicable withdrawal charges or taxes and (ii) the example itself to illustrate the effect of withdrawal charges on the Contract Value and Protected Payment Amount. In addition, please include in each example a discussion of the difference in calculation if the withdrawal is requested as a gross amount vs a net amount. In this regard, see Example #4 of the FIG Sample Calculations Appendix. If the Company believes that the revised example would cover too many concepts, please consider providing two examples (i.e., one in which the withdrawal does not exceed the free withdrawal amount and another in which it does).

Ms. Yoon Choo
February 10, 2021

Response: We updated the example to indicate that the calculations contemplate a gross withdrawal, which includes any withdrawal charges and taxes and a discussion of the Gross Amount calculation.

66.	Staff Comment: Core (Joint) Sample Calculations Appendix Only. If the youngest Designated Life is 65 years of age or older, the Protected Payment Amount for this rider is equal to 4.5% of the Protected Payment Base. However, all of the sample calculations in this appendix assume a Protected Payment amount equal to 5.0% of the Protected Payment Base. Please revise the sample calculations in this appendix to reflect the Protected Payment Amount offered for the rider.

Response: We respectfully prefer to keep the examples for the Joint version as is. As an introduction to the examples, we note and highlight that the percentage used in the examples may not be the actual current percentage in effect for the rider. If we change the rate in the future and have separate groups of clients based on the percentage in effect when their contracts were purchased—as we have historically done—there will be a discrepancy in the examples for one group and the potential need to provide examples unique to each group. In terms of convenience, the amount of 5.0% of the Protected Payment Base provides calculations that are easier for clients to follow in gaining an understanding of the concepts involved with the rider.

Return of Purchase Payments Death Benefit Sample Calculations Appendix (pp. 113-116)

67.	Staff Comment: In the withdrawal examples during Contract Year 11, if accurate, please explain that the reduction made to the Total Adjusted Purchase Payment Amount was greater than the actual amount withdrawn because the Contract Value at the time of the withdrawal was less than the Total Adjusted Purchase Payments.

Response: We modified the explanation in the examples accordingly.

Stepped-Up Death Benefit and Stepped-Up Death Benefit II Sample Calculations Appendix (pp. 117-119)

68.	Staff Comment: The examples state that in Contract Year 3 an additional purchase payment of $25,000 is made and no withdrawals have been made. Based on the Prospectus disclosure, we would expect the Contract Value and the Guaranteed Minimum Death Benefit Amount to be the same after the purchase payment. Please explain why the Contract Value after the purchase payment increases from $106,090 to $133,468 while the Guaranteed Minimum Death Benefit Amount increases from $106,090 to $131,090.

Response: The example explains that the change in the Contract Value is during Contract Year 3 and not meant to show the immediate before and after the Purchase Payment. The examples assumes an additional $2,378 in Contract Value growth during the year in addition to the $25,000 one-time Purchase Payment.

69.	Staff Comment: The example on page 119 states that during Contract Year 9 death occurs. The examples use the term “Standard Death Benefit Amount” which is not defined in the Prospectus. Please define the term or rephrase so that a definition is not needed.

Response: Thank you for bringing this to our attention. We updated the second example to state “Death Benefit Amount” rather than the “Standard Death Benefit Amount.”

Financial Highlights (Condensed Financial Information) (p. 120)

Ms. Yoon Choo
February 10, 2021

70.	Staff Comment: Please confirm supplementally that condensed financial information has not been provided for any Subaccount offered under the Contract because no such Subaccount has commenced operations as of the date of the Prospectus. Alternatively, if any Subaccount has been previously made available under any other contract offered through the same separate account (e.g., the other contract has the same underlying fund option and same total separate account expense), then please include in the Prospectus the accumulation unit values and number of accumulation units outstanding for each such subaccount from the date of its inception (or for ten years, if less).

Response: We hereby confirm that the exclusion of condensed financial information is correct since there are no other Subaccounts with the same separate account expenses.

STATEMENT OF ADDITIONAL INFORMATION

Exhibits

71.	Staff Comment: Please confirm that the Company will file a new opinion and consent of counsel as to the legality of the Contracts being registered on this registration statement.

Response: The Opinion and Consent of Counsel was filed with the initial filing of the registration statement on November 19, 2020.

72.	Staff Comment: Please file new powers of attorney that authorize the filing of this registration statement.

Response: We will file new Powers of Attorney by a pre-effective amendment.

I believe that the foregoing is responsive to Staff comments. If you have any questions, please call me at (402) 574-3128. Thank you.

Sincerely,

/s/ Michael A. Ramirez

Michael A. Ramirez